EXHIBIT 21


                             LIST OF SUBSIDIARIES





     The Partnership is a member of JMB/245 Park Avenue Holding Company, L.L.C., a Delaware limited liability company, which owns a general partnership interest of approximately 5% in Brookfield Financial Properties, L.P. formerly known as World Financial Properties, L.P. Brookfield Financial Properties owns interests in several properties as a result of the reorganized and restructured ventures formerly owned or controlled by the O&Y Partners of their affiliates. The Partnership was a partner in 245 Park Avenue Company, a New York general partnership which held title to a building known as the 245 Park Avenue Building located at 245 Park Avenue, New York, New York.